Exhibit 99.2

CHARTER OF THE COMPENSATION COMMITTEE

OF

NYIAX, INC.

Membership

Except as otherwise in accordance with Rule 5605(d)(2)(B) and the phased approach set forth in Rule 5615(b)(1) of the Nasdaq Listing Rules, the Compensation Committee (the “Committee”) of the board of directors (the “Board”) of NYIAX, Inc. (the “Company”) shall consist of two or more directors, and each member of the Committee shall be independent in accordance with Rule 5605(a)(2) and Rule 5605(d)(2)(A) of the Nasdaq Listing Rules.

The members of the Committee shall be appointed by the Board based on recommendations from the Nominating and Corporate Governance Committee of the Board. The members of the Committee shall serve for such term or terms as the Board may determine or until earlier resignation or death. The Board may remove any member from the Committee at any time with or without cause.

Purpose

The purpose of the Committee is to carry out the responsibilities delegated by the Board relating to the review and determination of executive compensation.

Duties and Responsibilities

The Committee shall have the following authority and responsibilities:

●	To review and approve annually the corporate goals and objectives applicable to the compensation of the chief executive officer (“CEO”), evaluate at least annually the CEO’s performance in light of those goals and objectives, and determine and approve the CEO’s compensation level based on this evaluation. In evaluating and determining CEO compensation, the Committee shall consider the results of the most recent stockholder advisory vote on executive compensation (“Say on Pay Vote”) required by Section 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), if applicable. The CEO cannot be present during any voting or deliberations by the Committee on his or her compensation.

●	To review, approve, and when appropriate, make recommendations to the Board for approval, the compensation of all other executive officers. In evaluating and determining executive compensation, the Committee shall consider the results of the most recent Say on Pay Vote, if applicable.

●	To review, approve and, when appropriate, recommend to the Board for approval, incentive compensation plans and equity-based plans, which includes the ability to adopt, amend and terminate such plans. The Committee shall also have the authority to administer the Company’s incentive compensation plans and equity-based plans, including designation of the employees to whom the awards are to be granted, the amount of the award or equity to be granted and the terms and conditions applicable to each award or grant, subject to the provisions of each plan. In reviewing incentive compensation plans and equity-based plans, including whether to adopt, amend or terminate any such plans, the Committee shall consider the results of the most recent Say on Pay Vote, if applicable.

●	The Committee shall also have the authority to (i) set an annual aggregate budget for equity awards granted to non-executive employees (who are not officers subject to Section 16 of the Exchange Act (“Section 16 Officers”)), and (ii) delegate the authority to certain executive officers to determine specific awards to non-executive employees (who are not Section 16 Officers) within a range set by the Committee. Equity awards to Section 16 Officers must be approved by the Committee or the Board.

●	If applicable to the Company, to review and recommend to the Board for approval the frequency with which the Company will conduct Say on Pay Votes (if applicable), taking into account the results of the most recent stockholder advisory vote on frequency of Say on Pay Votes required by Section 14A of the Exchange Act (if applicable), and review and approve the proposals regarding the Say on Pay Vote and the frequency of the Say on Pay Vote to be included in the Company’s proxy statement.

●	To review all director compensation and benefits for service on the Board and Board committees at least once a year and to recommend any changes to the Board as necessary.

●	To perform all other duties and functions required under applicable law or securities exchange rules.

Outside Advisors

The Committee shall have the authority, in its sole discretion, to select, retain and obtain the advice of a compensation consultant as necessary to assist with the execution of its duties and responsibilities as set forth in this Charter. The Committee shall set the compensation, and oversee the work, of the compensation consultant. The Committee shall have the authority, in its sole discretion, to retain and obtain the advice and assistance of outside legal counsel and such other advisors as it deems necessary to fulfill its duties and responsibilities under this Charter. The Committee shall set the compensation, and oversee the work, of its outside legal counsel and other advisors. The Committee shall receive appropriate funding from the Company, as determined by the Committee in its capacity as a committee of the Board, for the payment of compensation to its compensation consultants, outside legal counsel and any other advisors. However, the Committee shall not be required to implement or act consistently with the advice or recommendations of its compensation consultant, legal counsel or other advisor to the Committee, and the authority granted in this Charter shall not affect the ability or obligation of the Committee to exercise its own judgment in fulfillment of its duties under this Charter.

In retaining or seeking advice from compensation consultants, outside counsel and other advisors (other than the Company’s in-house counsel), the Committee must take into consideration the factors specified in Nasdaq Listing Rules. The Committee may retain, or receive advice from, any compensation advisor they prefer, including ones that are not independent, after considering the specified factors. The Committee is not required to assess the independence of any compensation consultant or other advisor that acts in a role limited to consulting on any broad-based plan that does not discriminate in scope, terms or operation in favor of executive officers or directors and that is generally available to all salaried employees or providing information that is not customized for a particular company or that is customized based on parameters that are not developed by the consultant or advisor, and about which the consultant or advisor does not provide advice.

The Committee shall evaluate whether any compensation consultant retained or to be retained by it has any conflict of interest in accordance with Item 407(e)(3)(iv) of Regulation S-K. Any compensation consultant retained by the Committee to assist with its responsibilities relating to executive compensation or director compensation shall not be retained by the Company for any compensation or other human resource matters.

Structure and Operations

The Board shall designate a member of the Committee as the chairperson. The Committee shall meet at least two (2) times a year at such times and places as it deems necessary to fulfill its responsibilities. The Committee shall report regularly to the Board regarding its actions and make recommendations to the Board as appropriate. The Committee is governed by the same rules regarding meetings (including meetings in person or by telephone or other similar communications equipment), action without meetings, notice, waiver of notice, and quorum and voting requirements as are applicable to the Board.

The Committee may invite such members of management to its meetings as it deems appropriate. However, the Committee shall meet regularly without such members present, and in all cases the CEO and any other such officers shall not be present at meetings at which their compensation or performance is discussed or determined.

The Committee shall review this Charter at least annually and recommend any proposed changes to the Board for approval.

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